SICHENZIA ROSS FERENCE KESNER LLP

61 Broadway – 32nd Floor

New York, NY 10006

April 13, 2017

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-36285

Attention:	Barbara C. Jacobs, Assistant Director

Re:	PolarityTE, Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed March 28, 2017 File No. 333-215816

Dear Ms. Jacobs,

On behalf of PolarityTE, Inc., a Delaware corporation (the “Company”), this letter sets forth the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission” or the “SEC”) set forth in your letter dated April 12, 2017 (the “Comment Letter”), regarding Amendment No. 1 to the Registration Statement on Form S-1 (the “Registration Statement”).

For the convenience of the Staff, each comment from the Comment Letter corresponds to the numbered paragraphs in this letter and is restated prior to the response to such comment. Page and caption references in the text of this letter correspondence to pages and captions in the Registration Statement.

Financial Statements and Supplementary Data

1.	We note that your merger with PolarityTE NV was approved by stockholders on March 10, 2017 and then closed on April 5, 2017. Please provide a pro forma balance sheet as of the most recent interim period to reflect this transaction. We refer you to Rule 11- 01(a)(8) of Regulation S-X. In addition, please include an introductory paragraph that briefly describes the transaction and the pro forma adjustments. We refer you to Rule 11- 02(b)(2) of Regulation S-X.

Response:

The Company has amended the Registration Statement to include the information requested in the Staff’s Comment 1.

Please contact the undersigned at (212) 930-2700 with any other questions.

Sincerely,

/s/ Harvey J. Kesner
Harvey J. Kesner
Sichenzia Ross Ference Kesner LLP

cc: John Stetson, CFO